2855 Sanford Ave SW #30666

Grandville, MI, 49418

+44 01455-290363

February 5, 2018

VIA EMAIL AND EDGAR

Beverly Singleton

Melissa Raminpour

Ryan Adams

John Dana Brown - Attorney Advisor

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

BrownJ@sec.gov

Re:Arazu Incorporated

Registration Statement on Form S-1

Filed November 3, 2017

File No. 333-221327

Dear Sirs/Mesdames:

We serve as counsel to Arazu Incorporated, a Florida corporation (the “Company”) with respect to its submission of a registration statement with the U.S. Securities and Exchange Commission (hereafter, the “Commission”) on Form S-1 (“Registration Statement”), filed on November 3, 2017. We are in receipt of your email to the Company, dated November 30, 2017, and this letter is written in response thereto. We have reproduced your 13 comments below, highlighted in bold, with our responses following immediately thereafter.

General

1.	COMMENT. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

RESPONSE: Other than the Subscription Agreement provided in Exhibit 4.1. No other written materials were provided to the selling stockholders.

2.	COMMENT. Please provide the disclosure required by Item 505 of Regulation S-K.

RESPONSE: We have updated our disclosure to include the section entitled Determination of the Offering Price.

U.S. Securities & Exchange Commission

Division of Corporate Finance

February 2, 2018

Prospectus Summary, page 2

3.	COMMENT. Please disclose your current monthly “burn rate” and the month you will run out of funds if you do not obtain any additional capital. We note that you have $157 cash on hand as of April 30, 2017.

RESPONSE: We have updated our disclosure to include both “burn rate” and the month we will run out of funds.

Risk Factors, page 4

4.	COMMENT. We note that your sole officer and director is located in England, along with your offices. Please revise to include a risk factor discussing this. Please also disclose in your business section how will manage your business from England without any managers or employees present in the United States.

RESPONSE: We have updated our disclosure to include a risk factor and discussion of how the business will be managed from England.

5.	COMMENT. We note that your sole officer and director provides accounting services for ExactRep. Please add a risk factor discussing the conflicts of interest this could create.

RESPONSE: We have updated the Risk factors to include a conflict of interest disclosure for Mr. Clewlow.

If in the future we are not required to continue filing reports under Section 15(d) . . . , page 8

6.	COMMENT. Please revise this risk factor heading and the subsequent paragraph to clarify that your stock is not currently quoted on the OTC Bulletin Board.

RESPONSE: We have updated our disclosure with the requested clarification.

Plan of Distribution, page 14

7.	COMMENT. Please explain what is meant by the statement that you “anticipate that after this registration statement is declared effective, market makers will enter ‘piggyback’ quotes and [y]our securities will thereafter trade on the OTC Bulletin Board.”

RESPONSE: We have removed the term ‘piggyback’ from our disclosure so as to avoid any confusion the term may cause.

U.S. Securities & Exchange Commission

Division of Corporate Finance

February 2, 2018

Directors, Executive Officers, Promoters, and Control Persons, page 15

8.	COMMENT. We note your disclosure in your S-1 filed September 4, 2014, that Mr. Clewlow filed for personal bankruptcy in 2006 and that this was discharged in 2009. Please tell us why you believe that Item 401(f) of Regulation S-K does not require disclosure of this. In addition please tell us why you are not required to disclose the order prohibiting Mr. Clewlow from serving as a director of a company formed in the United Kingdom in connection with the liquidation of Railtech Solutions on March 18, 2009, pursuant to Item 401(f).

RESPONSE: We have updated the Company’s disclosure to reflect the bankruptcy of RailTech Solutions Ltd. and Paul Clewlow and the associated order of prohibition.

Description of Securities, page 18

9.	COMMENT. We note your disclosure on page 19 that the outstanding shares of your common stock are “validly issued, fully paid and non-assessable.” As these are legal conclusions, please attribute them to counsel or remove them.

RESPONSE: We have removed this phrase from our disclosure as requested.

Description of Business, page 21

Market, page 25

10.	COMMENT. Please identify the source for your statement that “[d]emand for aftermarket motorcycle parts has increased steadily since 2002 and is driven by the dramatic increase in ridership in the United States.”

RESPONSE: We have updated our disclosure to cite the appropriate source for the statement.

Exhibit 5.1

11.	COMMENT. Please explain what is meant by the reference to the “Share Exchange” in your legal opinion.

RESPONSE: We have updated Exhibit 5.1 and removed the typo referring to a Share Exchange.

12.	COMMENT. Please tell us why the opinion references Utah law when it appears you are incorporated in Florida.

RESPONSE: We have updated Exhibit 5.1 in conformance with your comment.

U.S. Securities & Exchange Commission

Division of Corporate Finance

February 2, 2018

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

13.	COMMENT. Please expand the second sentence of the accountant’s consent to also make reference to the firm under the heading, Interest of Named Experts, shown on page 20 of the Registration Statement on Form S-1.

RESPONSE: We have provided the appropriate update to the auditors consent.

We will file this letter as correspondence via EDGAR contemporaneous with its dispatch to you via email. In the meantime, please feel free to call John D. Thomas at (801) 816-2536 or respond via email or facsimile if you have any further comments or questions.

Very truly yours,

ARAZU INCORPORATED

/s/ Paul Clewlow

Paul Clewlow

Chief Executive Officer